Exhibit 12.2
Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the years ended December 31,
	2007	2006	2005	2004	2003
Earnings before fixed charges:
Add:
Income (loss) from continuing operations	$29,672	$(19,975)	$33,667	$51,930	$74,367
Minority interest — partners’ share of consolidated real estate ventures	465	(270)	154	(206)	—
Fixed charges — per below	191,069	191,614	86,191	60,611	62,407
Less:
Capitalized interest	(17,476)	(9,537)	(9,603)	(3,030)	(1,503)

Earnings before fixed charges	$203,730	$161,832	$110,409	$109,305	$135,271

Fixed charges:
Interest expense (including amortization)	$167,171	$175,784	$73,918	$54,610	$57,835
Capitalized interest	17,476	9,537	9,603	3,030	1,503
Proportionate share of interest for unconsolidated real estate ventures	6,422	6,293	2,670	2,971	3,069

Total Fixed Charges	191,069	191,614	86,191	60,611	62,407

Ratio of earnings to combined fixed charges	1.07	(b )	1.28	1.80	2.17

(a)	Amounts for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in fiscal 2006, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $29,782 to achieve a coverage of 1:1. The losses in fiscal 2006 included significant depreciation of operating real estate and amortization of lease intangibles resulting from recent acquisitions.